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                                                    SEC FILE NUMBER
                                            --------------------------------
                                                        1-0096
                                            --------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [   ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F  [X] Form 10-Q
[  ] Form N-SAR

         For Period Ended:    September 30, 1996
                          ----------------------------
         [   ]  Transition Report Form 10-K
         [   ]  Transition Report on Form 20-F
         [   ]  Transition Report on Form 11-K
         [   ]  Transition Report on Form 10-Q
         [   ]  Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          ---------------------------
   Read attached instruction sheet before preparing form.  Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

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PART I.  REGISTRANT INFORMATION


Full name of registrant    STRIKER INDUSTRIES, INC.
                        -------------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)

  One Riverway, Suite 2450, Houston, Texas 77056
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City, State and Zip Code


PART II.  RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[   ]    (a)     The reasons described in reasonable detail in Part III of
         this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)     The subject annual report, semi-annual report, transition
         report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)     The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

       All of the required information necessary to complete Form 10-Q by November 14, 1996 was not available, and therefore Form 10-Q will be filed within the five day extension period.


                                               (Attach extra sheets if needed.)
                                                                SEC 1344 (6/94)

PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Paul B. Edmiston             (713)   622-4092
        -------------------------------------------------------------
                   (Name)           (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [ X ] Yes   [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ X ] Yes   [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


    For the nine months ended September 30, 1996, sales decreased significantly from sales for the corresponding nine month period ended September 30, 1995 (the decrease is estimated to be between approximately $1.3 million and $1.4 million) due primarily to a decrease in both the sales price of dry felt product received and in the quantity (tons) of product sold by the Registrant during the period, plus the fact that the Registrant had no revenue from sale of saturated felt during the period as in the corresponding period in 1995. As a result of this decrease in sales, despite a small decrease in cost of sales for the nine month period of 1996, coupled with an increase in utilities and the absence of any pulp hedge gain in the period, gross margin decreased substantially (estimated to be approximately $1,170,000) from the corresponding nine month period in 1995. The operating loss and increase in interest expense during the period has resulted in a net loss (estimated to be approximately $1,600,000) for the nine months ended September 30, 1996, as compared to a net loss of $202,731 for the corresponding nine month period in 1995. This will be fully explained in the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 to be filed with the Commission on or before November 19, 1996.

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                           STRIKER INDUSTRIES, INC.
-------------------------------------------------------------------------------
                (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 13, 1996                By: /s/ Paul B. Edmiston
                                           ----------------------------
                                           Paul B. Edmiston
                                           Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
-------------------------------------------------------------------------------

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                  CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

-------------------------------------------------------------------------------


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).